September 29, 2017

Via EDGAR

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

United States

Re:	NTT DOCOMO, Inc.

20-F for Fiscal Year Ended March 31, 2017

Filed June 23, 2017

File No. 001-31221

Dear Ms. Blye:

Thank you for your letter dated September 15, 2017, to the annual report on Form 20-F of NTT DOCOMO, Inc. for the fiscal year ended March 31, 2017.

We are in the process of compiling responses to the comments set forth in your letter and have made substantial progress since we received your letter. We believe that we will be able to submit the response by no later than October 6, 2017. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Toshihiro Teranishi

Toshihiro Teranishi Director, Investor Relations Department

Ms. Cecilia Blye Chief Office of Global Security Risk Securities and Exchange Commission	-2-

cc:	Larry Spirgel

Daniel Leslie

Securities and Exchange Commission

Maiko Wakui

Ryo Konuma

NTT DOCOMO, Inc.

Keiji Hatano

Bryce W. Gray

Sullivan & Cromwell LLP